Mr. David Leeb
February 9, 2000
Page -2-

February 8, 2000

Via EDGAR and Facsimile: (202) 942-9531

Ms. Amy Kate O'Brien
Mail Stop 4-9
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

   RE: CasinoBuilders.Com, Inc. (formerly Magic Lantern Group) -
       File No. 000-24629

Dear Ms. O'Brien;

Please withdraw the Form 10-SB submission for the above-referenced company that was filed on December 14, 1999. Thank you for your assistance, and if there are any questions, please do not hesitate to contact the Company's attorney, Daniel G. Chapman, at (702) 650-5660.

Sincerely,
CasinoBuilders.com, Inc.



By: /s/ Andy Ruppanner
Andy Ruppanner, President